EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratios)
Unaudited

	Three months ended,				Nine months ended
	September 30,				September 30,
	2011		2010		2011		2010
Income from continuing operations before income taxes	$61,127	(1)	$(23,736)	(1)	$202,790	(1)	$106,973	(1)
Add fixed charges:
Interest expense	28,173		28,965		81,074		83,203
Amortization of discount on convertible notes (3)	6,107		7,615		17,969		22,419
Amortization of debt issuance expense	1,499		1,673		4,320		6,371
Interest expense-special items	20,168		337		21,247		9,721
Interest portion of rent expense	4,798		4,977		14,953		15,411
Adjusted income	$121,872		$19,831		$342,353		$244,098
Fixed charges:
Interest expense	$28,173		$28,965		$81,074		$83,203
Amortization of discount on convertible notes (3)	6,107		7,615		17,969		22,419
Amortization of debt issuance expense	1,499		1,673		4,320		6,371
Interest expense-special items	20,168		337		21,247		9,721
Interest portion of rent expense	4,798		4,977		14,953		15,411
Fixed charges	$60,745		$43,567		$139,563		$137,125
Ratio of earnings to fixed charges(2)	2.0	x	0.5	x	2.5	x	1.8	x

(1)           Certain of the Company’s debt agreements and indentures provide for the exclusion of various special charges from applicable financial covenant coverage calculations.  The following listing of charges, which are included in the Company’s income from continuing operations before income taxes, includes certain of these excludable charges:

	Three months ended,		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Settlements, litigation and other related charges (a)	6,742	36,731	32,571	71,598
Separation, benefit plan termination and related costs (b)	-	64,760	-	64,760
Gain on sale of rabbi trust assets (b)	-	(3,164)	-	(3,164)
Other miscellaneous charges (c)	6,718	5,186	10,939	17,145
Total - non-interest expense special items	$13,460	$103,513	$43,510	$150,339

Interest expense special items (d)	$20,168	$337	$21,247	$9,721

(a) See the "Commitments and Contingencies" note of the Notes to the Consolidated Financial Statements.
(b) See further discussion at the “Separation, Benefit Plan Termination and Related Costs” caption of the “Significant Accounting Policies” note of the Notes to Consolidated Financial Statements.
(c) See further discussion at the “Other Miscellaneous Charges” caption of the “Significant Accounting Policies” note of the Notes to Consolidated Financial Statements.
(d) See the "Debt" note of the Notes to the Consolidated Financial Statements.

(2)           The ratio of earnings to fixed charges has been computed by adding income from continuing operations before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges.  Fixed charges consist of interest expense on debt (including the amortization of debt issuance expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.  Due to the registrants loss (including special items) in the three months ended September 30, 2010, the ratio coverage was less than 1:1.  The registrant would have needed to generate additional earnings of $23,736 to achieve coverage of 1:1 in the three months ended September 30, 2010.

(3)           See the “Debt” note of the Notes to Consolidated Financial Statements.